Exhibit 1.02

CONFLICT MINERALS REPORT OF STRYKER CORPORATION
For the year ended December 31, 2013

We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of conflict minerals included in our products.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

This is the Conflict Minerals Report of Stryker Corporation ("Stryker") for 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 of the Securities Exchange Act of 1934 ("Rule 13p-1"). The term "Conflict Minerals" used in this report includes cassiterite, columbite-tantalite, wolframite, gold, and their derivatives tin, tantalum, and tungsten.

Stryker manufactures a diverse array of medical devices, including reconstructive, medical and surgical, neurotechnology and spine products. Many of those products - such as electronic devices, surgical instruments, beds, cots, stretchers, and implants - contain Conflict Minerals that are necessary to the functionality or production of such products ("Necessary Conflict Minerals").

Due Diligence Measures

As a finished medical device manufacturer, Stryker is far removed from the mining of Conflict Minerals and does not directly purchase raw ore or unrefined minerals, or purchase minerals from the Covered Countries. As a result, Stryker relies on information provided by its direct suppliers to determine the origin of the Conflict Minerals contained in its products.

Based on our reasonable country of origin inquiry ("RCOI"), we have reason to believe that Necessary Conflict Minerals may have originated in the Democratic Republic of the Congo and its adjoining countries ("Covered Countries") and may not have come from recycled or scrap sources. Therefore, in accordance with Rule 13p-1, Stryker conducted due diligence to determine whether the Necessary Conflict Minerals in Stryker's products directly or indirectly financed or benefited armed groups in the Covered Countries.

Stryker has designed its due diligence process to comply with the internationally recognized due diligence framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) ("OECD Framework") and related Supplements for each of the Conflict Minerals. The due diligence measures taken by Stryker pursuant to that process include the following:

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Stryker implemented structured internal management systems to support supply chain due diligence by creating a cross-functional "task force" of leaders with the competence, knowledge, and experience to oversee the supply chain due diligence process. The task force oversees and implements Stryker's due diligence process and takes steps to ensure that important information, including the Conflict Minerals Policy, is communicated to relevant employees and suppliers.

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The task force is responsible for introducing a supply chain transparency system that assists the identification of smelters/refiners in Stryker's supply chain. The transparency system requires that suppliers of Conflict Minerals identify the country of origin and the mode of transportation for those minerals.

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The task force established internal policies regarding the maintenance of relevant documentation for a minimum of five years and, where practical and in line with available internal resources, leverages digital information-sharing systems on suppliers to include smelters/refiners and adapts systems to assess the adequacy of supplier due diligence in the supply chain.

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The task force analyzed Stryker's supply chain to determine which suppliers, based on the nature of the components supplied, would mostly likely be suppliers of Conflict Minerals ("in scope suppliers"). In scope suppliers account for approximately 50% of Stryker's total global spend on direct supplies.

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The task force conducted a supply-chain survey of in scope suppliers, using the EICC/GeSI Conflict Minerals Reporting Template to request that its suppliers identify the smelters and refiners that contribute refined minerals that could qualify as

Conflict Minerals. The task force directly followed up with in scope suppliers that provided either ambiguous or inconclusive responses indicating that Conflict Minerals originating from Covered Countries may exist in Stryker's supply chain. The task force reported its findings to designated senior management.

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Stryker adopted a supply chain policy for Conflict Minerals originating from the Covered Countries ("Conflict Minerals Policy"). The policy reinforces Stryker's commitment to responsible supply chain management and preventing human rights abuses by avoiding the use of Conflict Minerals that could finance or benefit armed groups in the Covered Countries. The policy is publicly available on Stryker's website.

•	Stryker has a compliance hot line that provides a mechanism for interested parties to voice concerns regarding compliance with its policies.

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Where necessary and possible, Stryker cooperates with industry members that use the same suppliers or with downstream companies that have a business relationship with Stryker to identify which smelters are in the supply chain.

•	Stryker complies with its annual reporting requirements under Rule 13p-1, including by making a copy of this conflict minerals report publicly available on its website at www.stryker.com.

Stryker's due diligence efforts have yielded sourcing information on smelters that contribute to the processing of Necessary Conflict Minerals through in scope suppliers. However, the information obtained to date has been inconclusive.

Results of Due Diligence Measures

On the basis of the due diligence measures described above, Stryker is unable to determine whether the Necessary Conflict Minerals in Stryker's products directly or indirectly financed or benefited armed groups in the Covered Countries. Further, Stryker has been unable to determine the facilities used to process those Necessary Conflict Minerals or their country of origin. Stryker's efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

Future Risk Mitigation Efforts

Stryker intends to take the following steps to further mitigate the risk that its products do not finance or benefit armed groups, including:

•	Taking steps to increase our ability to trace the existence of Necessary Conflict Minerals in our products by enhancing supply chain due diligence.

•	Identifying, through industry validation schemes, the refiners/smelters that do not source Conflict Minerals from the Covered Countries.

•	Engaging in further outreach with smelters/refiners to gain evidence of their due diligence practices to ensure compliance with Stryker's Conflict Minerals Policy.

•	Negotiating new provisions in supplier agreements that obligate suppliers to comply with the Conflict Minerals Policy and allow an audit to ensure compliance with the policy.

•	Implementing, monitoring and tracking performance of risk mitigation in cooperation and/or consultation with third-parties, where appropriate.

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Supporting industry initiatives to assist smelters/refiners in improving capacity, mitigating risk, and improving due diligence performance and industry driven programs to conduct spot-checks at smelters' and refiners' facilities.

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Contacting smelters identified as a result of the RCOI process and requesting their participation in obtaining a "conflict free" designation from an industry program such as the EICC/GeSI Conflict Free Smelter program.

•	Comparing RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program.